March 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento and Mary Beth Breslin

Re:	Acer Therapeutics Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed March 28, 2018

File No. 001-33004

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 29, 2018 with respect to the above-referenced revised preliminary proxy statement on Schedule 14A filed by Acer Therapeutics Inc. (the “Company”). Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal 2E, page 20

1.	Please expand this disclosure to highlight that an exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

One Gateway Center, Suite 351 (300 Washington Street), Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

March 30, 2018

Response:

In response to the Staff’s comment, additional disclosure has been added to Proposal 2E.

Comparison of Shareholder Rights Before and After the Reincorporation

Removal of Directors, page 31

2.	It appears that Delaware law does not allow corporations to restrict the removal by shareholders of directors of non-classified boards to cases of cause. Refer to In re VAALCO Energy, Inc. Consolidated Stockholder Litigation, C.A. No. 11775VCL (Del. Ch. Dec. 21, 2015) and Section 141(k) of the Delaware General Corporation Law. Please revise accordingly or advise.

Response:

In response to the Staff’s comment, the disclosure in this proposal as well as the Delaware Bylaws have been revised accordingly to allow removal without cause.

The Company respectfully requests the Staff’s assistance in completing the review of the revised preliminary proxy statement as soon as possible. Please let us know if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

ACER THERAPEUTICS INC.

/s/ Chris Schelling

Chris Schelling President and Chief Executive Officer

cc:	Pillsbury Winthrop Shaw Pittman LLP

One Gateway Center, Suite 351 (300 Washington Street), Newton, Massachusetts 02458

Phone: (844) 902-6100